UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Costamare Bulkers Holdings Limited (“Costamare Bulkers”) filed a Form 20-F registration statement (the "Registration Statement") with the U.S. Securities and Exchange Commission (the “SEC”) today in relation to the previously-announced intention of Costamare Inc. to spin-off its dry bulk business as an independent, publicly-traded company. An application will be made to list the shares in Costamare Bulkers on the New York Stock Exchange (“NYSE”) under the ticker symbol “CMDB”.

The Registration Statement outlines plans for a 100% spinoff of Costamare Bulkers and includes a detailed overview of its business, strategy, financials, competitive strengths and certain risk factors relating to Costamare Bulkers’ business and the spin-off. A copy of the Costamare Bulkers Registration Statement will be available at www.sec.gov. The information in the Registration Statement is not final and remains subject to change.

Costamare Inc. is targeting to complete the spin-off as soon as practicable this calendar year, subject to various conditions, including regulatory approvals and obtaining the final approval of the Costamare Inc. board of directors. However, there can be no assurance that a separation transaction will occur, or if one does occur, of its terms or timing.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the potential completion of the announced spin-off of Costamare Bulkers regarding whether the announced spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Inc. or Costamare Bulkers, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Costamare Inc.’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Costamare Inc.’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Costamare Inc. or a separate dry bulk business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders.

This Report on Form 6-K is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Costamare Inc. or, following the proposed spin-off, of Costamare Bulkers, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Costamare Bulkers, you should do so solely on the basis of information Costamare Bulkers will file with the SEC at or around the time of the spin-off, including the section “Risk Factors” included in the Form 20-F registration statement that Costamare Bulkers has filed with the SEC. The information filed with the SEC will be available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer